Exhibit 99.3

CONSENT OF LEGAL COUNSEL

Re:	Registration Statement on Form F-10 of CAE Inc.

We refer to the prospectus supplement dated November 19, 2020 (the “Prospectus Supplement”) to the short form base shelf prospectus of CAE Inc. dated November 19, 2020, forming part of the registration statement on Form F-10 (Registration No. 333-250113) filed by CAE Inc. with the U.S. Securities and Exchange Commission to which this consent is exhibited. We hereby consent to the references on the third page of the cover pages of the Prospectus Supplement and under the heading “Legal Matters” and to the reference to and use of our opinion under the heading “Eligibility for Investment” and “Canadian Federal Income Tax Considerations” in the Prospectus Supplement. In giving such consent, we do not hereby admit that we are in the category of persons whose consent is required under the U.S. Securities Act of 1933, as amended, or the rules and regulations promulgated thereunder.

Yours truly,

/s/ Stikeman Elliott LLP

STIKEMAN ELLIOTT LLP

Montreal, Quebec, Canada

November 19, 2020